Filed by Trikon Technologies, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Trikon Technologies, Inc.

Commission File No.: 000-26482

This filing contains portions of a conference call that was held by management of Trikon Technologies, Inc. on August 5, 2005 that relate to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated March 14, 2005, by and among Trikon Technologies, Inc., Aviza Technology, Inc., New Athletics, Inc. (“Newco”), Baseball Acquisition Corp. I, a wholly owned subsidiary of Newco, and Baseball Acquisition Corp. II, a wholly owned subsidiary of Newco.

Trikon Technologies Second Quarter 2005 Earnings Call

August 4, 2005

10:30 a.m. ET

CONFERENCE CALL:

[Omitted Portions]

John Macneil	Thank you, Martyn. Good morning and welcome to the second quarter 2005 earnings call. In a short while, Martyn will describe the details of our financial results for the quarter. And I’ll then discuss the quarter’s key business events.

Before that, though, I’ll briefly comment on the recent S-4 filing by Trikon and Aviza. We don’t intend to discuss the merger proceedings in any detail on today’s call, since our focus is on our quarterly earnings. So this will be by way of a passing comment.

On June the 24th, Trikon and Aviza Technologies, Inc. announced that New Athletics, Inc., a company formed by Trikon/Aviza, had filed a registration statement on Form S-4 with the SEC in connection with the proposed consolidation of Aviza and Trikon through merger.

On July the 22nd, we received a comment letter from the SEC; that is common in this context. We are working with Aviza to respond to these comments as quickly as possible. We encourage interested parties to periodically check the SEC’s Website for further updates.

[Omitted Portions]

QUESTION AND ANSWER:

[Omitted Portions]

S. Kandel	Wow. Fantastic. Last but not least, may I ask about the progress just on the merger with Aviza and when do you see the completion date occurring?

John Macneil	Unfortunately, beyond what I’ve already said on this call about the S-4 document, I can’t go into any more detail. This call is largely aimed at our Q2 earnings. So all I can say is, we recommend you look at the SEC Website on a regular basis and hopefully you’ll see an update on there once we get through the S-4 phase.

[Omitted Portions]

Additional Information and Where to Find It

In connection with the proposed consolidation through merger involving Trikon Technologies Inc and Aviza Technology Inc., New Athletics, Inc., a company newly created by Trikon and Aviza has filed with the Securities and Exchange Commission a registration statement and other relevant documents (File No. 333-126098). Security holders of Trikon are urged to read the proxy statement/prospectus that is contained in the registration statement and the other relevant documents because they contain important information about New Athletics, Aviza and Trikon and the proposed merger transaction. Investors and security holders of Trikon may obtain free copies of the proxy statement/prospectus and the other relevant documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s website at http://www.sec.gov and may also obtain free copies of the proxy statement/prospectus by writing to Trikon Technologies, Inc., Ringland Way, Newport, South Wales NP18 2TA, United Kingdom, Attention: Investor Relations. Information regarding the identity of persons who may, under the Securities and Exchange Commission’s rules, be deemed to be participants in the solicitation of stockholders of Trikon in connection with the proposed merger transaction, and their interests in the solicitation, will be set forth in the proxy statement/prospectus that will be filed by Trikon with the Securities and Exchange Commission and are contained in the registration statement that has been filed by New Athletics with the Securities and Exchange Commission.